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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13D**

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                            Flotek Industries, Inc.
                                (Name of Issuer)

                      Common Stock, No Par Value Per Share
                         (Title of Class of Securities)

                                  34339C 10 4
                                 (Cusip Number)

                                Mr. Walter Roach
                            3900 Thanksgiving Tower
                                1601 Elm Street
                              Dallas, Texas 75201
                                 (214) 922-0135
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                November 2, 1998
            (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares of Stock reported herein is 14,350,000 shares, which constitutes approximately 25.1% of the 57,180,795 shares deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act. Except as otherwise stated herein, all ownership percentages set forth herein assume that there are 43,180,795 shares of Stock outstanding.


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1.       Name of Reporting Person:

                 TOSI, L.P.

2.       Check the Appropriate Box if a Member of a Group:

                                                              (a) /   /

                                                              (b) / X /

3.       SEC Use Only

4.       Source of Funds:     OO - See Item 3.

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                                 /   /

6.       Citizenship or Place of Organization:    Texas


                           7.       Sole Voting Power:           -0-
Number of
Shares
Beneficially               8.       Shared Voting Power:         -0-
Owned By
Each
Reporting                  9.       Sole Dispositive Power:      -0-
Person
With
                           10.      Shared Dispositive Power:    -0-


11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

                 14,000,000 (1)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                                  / X /

13.      Percent of Class Represented by Amount in Row (11): 24.5% (2)

14.      Type of Reporting Person: PN


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------------

(1) Assumes exercise of all of the Warrants and conversion of all of the original principal amount of the Loan into shares of the Stock. See
         Item 6.

(2) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 57,180,795 shares of the Stock outstanding.


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1.       Name of Reporting Person:

                 Pitman Property Corp.

2.       Check the Appropriate Box if a Member of a Group:

                                                              (a) /   /

                                                              (b) / X /

3.       SEC Use Only

4.       Source of Funds:  Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                                  /   /

6.       Citizenship or Place of Organization: Texas


                           7.       Sole Voting Power:           -0-
Number of
Shares
Beneficially               8.       Shared Voting Power:         -0-
Owned By
Each
Reporting                  9.       Sole Dispositive Power:      -0-
Person
With
                           10.      Shared Dispositive Power:    -0-


11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

                  14,000,000 (1)(2)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                                  / X /

13.      Percent of Class Represented by Amount in Row (11): 24.5% (3)

14.      Type of Reporting Person: CO


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(1)      Solely in its capacity as the sole general partner of TOSI, L.P.

(2) Assumes exercise of all of the Warrants and conversion of all of the original principal amount of the Loan into shares of the Stock. See
         Item 6.

(3) Assumes, pursuant to Rule 13d-3(d)(1)(i) of the Act, that there are 57,180,795 shares of the Stock outstanding.


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1.       Name of Reporting Person:

                 J. W. Beavers, Jr.

2.       Check the Appropriate Box if a Member of a Group:

                                                             (a) /   /

                                                             (b) / X /

3.       SEC Use Only

4.       Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                                /   /

6.       Citizenship or Place of Organization: USA


                           7.       Sole Voting Power:           -0-
Number of
Shares
Beneficially               8.       Shared Voting Power:         -0-
Owned By
Each
Reporting                  9.       Sole Dispositive Power:      -0-
Person
With
                           10.      Shared Dispositive Power:    -0-


11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

                  14,000,000 (1)(2)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                                / X /

13.      Percent of Class Represented by Amount in Row (11): 24.5% (3)

14.      Type of Reporting Person: IN


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------------

(1) Solely in his capacity as the President of Pitman Property Corp., which is the sole general partner of TOSI, L.P.

(2) Assumes exercise of all of the Warrants and conversion of all of the original principal amount of the Loan into shares of the Stock. See
         Item 6.

(3) Assumes, pursuant to Rule 13d-3(d)(1)(i) of the Act, that there are 57,180,795 shares of the Stock outstanding.


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1.       Name of Reporting Person:

                 David S. Hunt

2.       Check the Appropriate Box if a Member of a Group:

                                                              (a) /   /

                                                              (b) / X /

3.       SEC Use Only

4.       Source of Funds: See Item 3.

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                                /   /

6.       Citizenship or Place of Organization: USA


                           7.       Sole Voting Power:           350,000
Number of
Shares
Beneficially               8.       Shared Voting Power:           -0-
Owned By
Each
Reporting                  9.       Sole Dispositive Power:      350,000
Person
With
                           10.      Shared Dispositive Power:      -0-


11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

                  350,000

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                                / X /

13.      Percent of Class Represented by Amount in Row (11): 0.8%

14.      Type of Reporting Person: IN


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         Pursuant to Rule 13d-2(a) of Regulation 13D-G of the Rules and
Regulations under the Securities Exchange Act of 1934, as amended, the undersigned hereby amend their Schedule 13D Statement dated November 10, 1997, relating to the common stock, no par value per share (the "Stock"), of Flotek Industries, Inc., an Alberta corporation (the "Issuer").

Item 1.  SECURITY AND ISSUER.

         No material change.

Item 2.  IDENTITY AND BACKGROUND.

         No material change.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         No material change.

Item 4.  PURPOSE OF TRANSACTION.

         No material change.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5(a) hereby is amended in its entirety to read as follows:

         (a)

         TOSI

         The aggregate number of shares of the Stock that TOSI owns beneficially, pursuant to Rule 13d-3 of the Act, is 14,000,000, which constitute approximately 24.5% of the 57,180,795 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Act.

         Pitman

         Because of its position as the sole general partner of TOSI, Pitman may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of an aggregate of 14,000,000 shares of the Stock, which constitute approximately 24.5% of the 57,180,795 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Act.

         JWB

         Because of his position as President and controlling person of the sole general partner of TOSI, JWB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of an


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aggregate of 14,000,000 shares of the Stock, which constitute approximately
24.5% of the 57,180,795 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Act.

         DSH

         Pursuant to Rule 13d-3 of the Act, DSH beneficially owns 350,000 shares of the Stock, which constitutes approximately 0.8% of the outstanding shares of the Stock.

         To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

         (b) - (e)

         No material change.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 hereby partially is amended by adding at the end thereof the following:

         On November 2, 1998, to be effective as of October 16, 1998, the Issuer, the Subsidiaries and TOSI entered into an Agreement for Extension and Amendment of Loan Agreement, Promissory Note and Warrant, which is filed herewith as Exhibit 10.5 (the "Extension Agreement"). The description that follows of the Extension Agreement is not, and does not purport to be, complete, and is qualified in its entirety by reference to such Exhibit 10.5.

         Pursuant to the Extension Agreement and subject to the terms and conditions set forth therein, (a) the maturity date of the Note has been extended to January 14, 1999, (b) the expiration date of the Warrants has been extended until October 16, 1999, subject, however, to the approval of the Vancouver Stock Exchange, (c) interest under the Note will be due and payable monthly, (d) the Issuer and the Subsidiaries have released TOSI from any and all claims relating to the Loan Agreement, the Note, the Security Instruments (as defined in the Loan Agreement) and the Guaranties (as defined in the Loan Agreement) and (e) each of the following shall constitute an "Event of Default" under Section 6.01(c) of the Loan Agreement: (i) the Issuer's failure to obtain necessary approvals from the Vancouver Stock Exchange on or before December 2, 1998, (ii) the failure by the Issuer or any Subsidiary timely to comply with each of its covenants set forth in the Extension Agreement and (iii) the breach by the Issuer or by any Subsidiary of any of its representations or warranties set forth in the Extension Agreement. The Issuer has agreed to pay on demand all of TOSI's out-of-pocket expenses in connection with the Extension Agreement and the transactions contemplated thereby, including attorneys' fees and costs and expenses relating to the preparation and filing of this Amendment No. 1 to
Schedule 13D Statement, and that such amounts shall constitute "Indebtedness" within the meaning of the Loan Agreement, the Security Instruments and the Guaranties.


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         Except as set forth herein or in the Exhibits filed or to be filed herewith, there are no other contracts, arrangements, understandings or relationships with respect to the Stock owned by the Reporting Persons.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 hereby is amended in its entirety to read as follows:

Exhibit 10.1 -- Convertible Loan Agreement

Exhibit 10.2 -- Registration Rights Agreement

Exhibit 10.3 -- Lock-Up Agreement

Exhibit 10.4 -- Warrants

Exhibit 10.5 -- Agreement for Extension and Amendment of Loan Agreement,
                Promissory Note and Warrant dated November 2, 1998, to be effective as of October 16, 1998, by and among Flotek Industries, Inc., Petrovalve International, Inc., Petrovalve, Inc., Turbeco, Inc., USA Petrovalve, Inc. and TOSI, L.P.

Exhibit 24.1 -- Power of Attorney of TOSI, L.P.

Exhibit 24.2 -- Power of Attorney of Pitman Property Corp.

Exhibit 24.3 -- Power of Attorney of J. W. Beavers, Jr.

Exhibit 99.1 -- Agreement pursuant to Rule 13d-1(f)(1)(iii)


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         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  November 9, 1998


                                            /s/ David S. Hunt
                                           ------------------------------------
                                           David S. Hunt, Individually and as
                                           attorney-in-fact for:


                                           TOSI, L.P. (1)
                                           PITMAN PROPERTY CORP. (2)
                                           J. W. BEAVERS, JR. (3)


(1) A power of attorney authorizing David S. Hunt to act on behalf of TOSI, L.P. previously has been filed with the Commission.

(2) A power of attorney authorizing David S. Hunt to act on behalf of Pitman Property Corp. previously has been filed with the Commission.

(3)      A power of attorney authorizing David S. Hunt to act on behalf of J.
         W. Beavers, Jr. previously has been filed with the Commission.


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                                 EXHIBIT INDEX


EXHIBIT                                 DESCRIPTION

 10.1        Convertible Loan Agreement, previously filed as Exhibit
             99.2 with the Schedule 13D Statement dated November 10,
             1997.

 10.2        Registration Rights Agreement, previously filed as Exhibit
             99.3 with the Schedule 13D Statement dated November 10,
             1997.

 10.3 Lock-Up Agreement, previously filed as Exhibit 99.4 with the Schedule 13D Statement dated November 10, 1997.

 10.4        Warrants, previously filed as Exhibit 99.5 with the
             Schedule 13D Statement dated November 10, 1997.

 10.5 Agreement for Extension and Amendment of Loan Agreement, Promissory Note and Warrant dated November 2, 1998, to be effective as of October 16, 1998, by and among Flotek Industries, Inc., Petrovalve International, Inc., Petrovalve, Inc., Turbeco, Inc., USA Petrovalve, Inc. and TOSI, L.P., filed herewith.

 24.1        Power of Attorney of TOSI, L.P., previously filed with the
             Schedule 13D Statement dated November 10, 1997.

 24.2 Power of Attorney of Pitman Property Corp., previously filed with the Schedule 13D Statement dated November 10, 1997.

 24.3 Power of Attorney of J. W. Beavers, Jr., previously filed with the Schedule 13D Statement dated November 10, 1997.

 99.1 Agreement pursuant to Rule 13d-1(f)(1)(iii), filed herewith.